Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
The following voting reminder to FirstEnergy Corp. employees will be used beginning on August 19, 2010.

PROPOSED MERGER REMINDER Every FORVote is Important
Every “FOR” vote — for the three items on your proxy statement related to our proposed merger with Allegheny Energy — is important. Vote as soon as possible. Not voting or abstaining will have the same effect as voting AGAINST the merger. All FirstEnergy shareholders should have received at home a joint proxy statement asking for support of our proposed merger. Vote by telephone, Internet or U.S. Mail. If you did not receive or misplaced the proxy statement, or have questions, call Innisfree M&A Incorporated, toll-free: 1-877-687-1866. Your votes related to shares you own must be received by 9:30 a.m., Sept. 14, 2010. For Savings Plan participants, your vote for shares held within the Savings Plan must be received by 6:00 a.m., Sept. 13. Remember: Every “FOR” vote counts, regardless of how many shares you own. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents _led with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www. firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”